SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

ANNOUNCEMENT TO THE SHAREHOLDERS
PAYMENT OF DIVIDENDS

(Rio de Janeiro, April 24, 2003) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company announces to the shareholders that, according to the resolution of the Annual Meeting of Shareholders of Petróleo Brasileiro S.A. – PETROBRAS, held on March 27, 2003, we will start to pay the dividends based on the adjusted results for the fiscal year 2002 on May 05, 2003, in relation to all the common and preferred shares, to the shareholding status on March 27, 2003, as follows.

DIVIDENDS

                                         Amounts in reais (R$)
Principal	Update SELIC Rate	Total on 5/5/2003
____________	____________	____________
0.5300	0.0440	0.5740	as dividends
1.0000	0.0831	1.0831	as interest on own capital
____________	____________	____________
1.5300	0.1271	1.6571
__________	__________	__________

15% of income tax shall be levied on the amounts of R$ 1.00 related to interest on own capital, and 20% on the amount of R$ 0.1271, corresponding to the variation of the SELIC rate, from December 31, 2002 until May 05, 2003. The above income tax withholdings shall NOT be applied to the exempt and discharged shareholders.

1.         CREDIT INSTRUCTIONS

The payment shall be made by Banco Itaú S.A., the depositary institution for the shares without certificates.

1.1       – The shareholders that maintain an account with Banco Itaú S.A., or other banks communicating this condition shall have their rights automatically credited on the initial payment date.

1.2       – For the shareholders whose register does not contain “Bank/Branch/Account #” details, the rights will only be credited as of the third business day from the date of the register update in the electronic files of Banco Itaú S.A., through its branches authorized to render services to shareholders.

1.3       – The dividends corresponding to the shares deposited with the Fungible Custody of the Stock Exchanges shall be credited to the respective Stock Exchanges which, by means of depository BROKERS, shall be in charge of transferring them to the respective shareholders.

1.4       – The shareholders holding bearer shares shall appear at one of Banco Itaú S.A.‘s branches with their CPF (taxpayer ID), identification card and certificates with all the coupons to convert them into the form without certificates for further receipt of the dividends.

2.        SERVICE LOCATIONS

More information can be obtained from the branches of Banco Itaú S.A. specialized in serving shareholders: São Paulo: Rua XV de Novembro, 318 – térreo; Rio de Janeiro: Rua Sete de Setembro, 99 – subsolo; Belo Horizonte: Av João Pinheiro, 195 – térreo; Brasília: SCS Quadra 3 – Edifício Dona Ângela – sobreloja; Curitiba: Rua João Negrão, 65; Porto Alegre: Rua Sete de Setembro, 746 – sobreloja; Salvador: Av Estados Unidos, 50 – 2º andar – Edifício Sesquicentenário, or by phone (55 11) 5029-7777, during banking hours.

3.        FINAL REMARKS

Dividends not claimed within 3 (three) years from the date on which payment starts, will become statute-barred and lapse in favor of the Company (Law 6404/76, art. 287, clause II, Item A).

We remind the shareholders of the importance to update their register information because the dividends shall only be paid to those whose information are updated or to those who maintain a banking account with any bank, registered with Banco Itaú S.A. (institution that administers Petrobras’ System of Shares Without Certificates). For this purpose, just go to any branch of Banco Itaú S.A. with your personal documents.

THIS MESSAGE IS RELEASED TO LOCAL SHAREHOLDERS.

ADR holders should contact Citibank for payment information.

Citibank ADR Shareholders Services – telephone number 1-877-CITIADR(248 4237)

Rio de Janeiro, April 24, 2003.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.